
January 18, 2006

<u>Via facsimile (213) 892-4000 and U.S. mail</u>

Kenneth J. Baronsky
Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street, 30th Floor
Los Angeles, California 90017

RE: Bally Total Fitness Holding Corporation
Soliciting Materials filed pursuant to Rule 14a-12 on January 17, and
January 18, 2006
by Liberation Investments, L.P. and Liberation Investments Ltd.
File No. 1-13997

Dear Mr. Baronsky:

We have reviewed your filings and have the following comments on your objectionable communications to shareholders

1. Rule 14a-9 prohibits the use of materials which directly or indirectly impugn character, integrity or personal reputation or which allege improper, illegal or immoral conduct or association, without factual foundation. We believe the tone and tenor of your shareholder communication implicates Rule 14a-9's prohibition. For example, in your January 18, soliciting materials you imply that Mr. Toback's sale of stock was a pump and dump scheme, that the board "rubber stamped" Mr. Toback's decisions and that company's strategy is to suppress shareholder rights. Please provide appropriate factual support for these allegations in your communication, and advise how you will communicate that information to shareholders. In addition, in your January 19 soliciting materials you refer to coordinated efforts by management to prevent shareholders from expressing their concerns.

2. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward additional disclosure, by submitting material that has been annotated with support for each of the assertions made. Also, refrain from making any insupportable or unsupported statements or allegations. Accordingly, please provide support for your statements that the

January 18, 2006

company has filed "almost entirely frivolous lawsuits" and the company mismanaged consent solicitation.

3.   Please refrain from implying that Bally's was required to seek security holder approval for its appointment of directors.

4.   Please refrain from implying that the proxy card was required to give security holders an up or down vote on the Liberation proposal.

<u>Closing Comments</u>

Please reply to these comments by writing a response letter that is electronically filed on EDGAR.   Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing response to our comments.

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions